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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2011
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1. Press Release of May 9, 2011

FIRST QUARTER NEWS RELEASE

Investor relations contact: Mr. Michael L. Luechtefeld	Please refer to the Nam Tai website
E-mail: shareholder@namtai.com	(www.namtai.com) or the SEC website
Address: Unit 1201, 12th Floor, Tower 1, Lippo Centre,	(www.sec.gov) for Nam Tai press releases
89 Queensway, Admiralty, Hong Kong	and financial statements.
Tel: (852) 2341 0273 Fax: (852) 2263 1001
NAM TAI ELECTRONICS, INC.
Q1 2011 Sales up 104%, Net Income $2.0 million
SHENZHEN, PRC — May 9, 2011 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the first quarter ended March 31, 2011.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results (unaudited)
	Q1 2011	Q1 2010	YoY(%)(b)
Net sales	$161,896	$79,266	104
Gross profit	$8,215	$6,503	26
% of sales	5.1%	8.2%	—
Operating income (loss)	$244	$(577)	—
% of sales	0.2%	(0.7)%	—
Per share (diluted)	$0.01	$(0.01)	—
Net income (loss) (a)	$2,018	$(1,097)	—
% of sales	1.2%	(1.4)%	—
Basic earnings (loss) per share	$0.05	$(0.02)	—
Diluted earnings (loss) per share	$0.04	$(0.02)	—
Weighted average number of shares (‘000)
Basic	44,804	44,804
Diluted	44,849	44,810
Notes:
(a)	Net income of the three months ended March 31, 2011 included interest income of $0.6 million, exchange gain of $0.4 million and a deferred tax credit of $0.9 million arising from the tax losses of Wuxi FPC (“Flexible Printed Circuit”) business, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.

(b)	Percentage change is not applicable if either of the two periods contains a loss.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made.
For first quarter 2011, there was no significant reconciling item between GAAP and Non-GAAP Operating Income and Net Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2011
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2011	2010	(Quarterly)	accumulated)
1st Quarter	161,896	79,266	104.2	104.2
2nd Quarter	—	113,912
3rd Quarter	—	174,744
4th Quarter	—	166,498
Total	161,896	534,420
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2011	2010
Segments	Q1 (%)	Q1 (%)
Key Components Assembly — Telecommunications (“TCA”)	85	79
Consumer Electronic and Communication Products (“CECP”)	15	21

	100	100

Prior to year 2009, the Company operated in three reportable segments — telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”), and LCD products (“LCDP”). In 2010, pursuant to merger of the Company’s two PRC subsidiaries represented by LCDP and TCA segments into one Shenzhen subsidiary in 2010, the chief operating decision maker reviews the segment results of two business segments (TCA and CECP) when making decisions about allocating resources and assessing performance. The change in segment reporting was due to the following:
•	Most of the LCDP business has been LCD module assembly for telecommunication products in 2010, which is similar to the business operated by TCA. In view of the similarity of the products, the Company has merged the LCDP segment into the TCA segment;

•	After the merger, all the TCA business is run by one management team;

•	The Company discontinued CECP production for bluetooth headsets and calculators with two major box-built customers in the fourth quarter 2010. Should the CECP segment falls below the threshold prescribed under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 280-10-50-12, management may aggregate this segment to TCA; and

•	In 2010, the Flexible Printed Circuit Board (“FPCB”) business was too small to be designated as a separate business segment. In addition, FPCB is regarded as WIP (“work in progress”) for internal use by the Company, i.e. it is manufactured for a more value adding process, FPC assembling.
The segment information in first quarter of 2010 has been restated in order to conform to the change in presentation of segment reporting in 2011 in accordance with FASB ASC 280-10-50-34. The results of the former LCDP segment were included in the TCA segment in first quarter of 2010.
From 2011, the Company intends to focus its business on key components assembling for telecommunication products and businesses that are stable in growth and margins, befitting the long term business strategy of the Company.

3. Key Highlights of Financial Position

	As at March 31,				As at December 31
	2011		2010		2010
Cash on hand	$213.6	million	$196.8	million	$228.1	million
Ratio of cash to current liabilities	1.84		3.02		1.98
Current ratio	2.91		4.11		2.93
Ratio of total assets to total liabilities	3.87		5.91		3.86
Return on Nam Tai shareholders’ equity	2.4%		(1.3)%		4.5%
Ratio of total liabilities to total equity	0.35		0.20		0.35
Debtors turnover	49 days		59 days		51 days
Inventory turnover	17 days		18 days		22 days
Average payable period	53 days		62 days		64 days
OPERATIONS REVIEW
Momentum of fourth quarter 2010 carried into first quarter 2011 and the Company achieved similar sales of $161.9 million in first quarter 2011, up 104% compared with first quarter 2010. Gross profit of $8.2 million in the first quarter 2011 grew by 26% when compared with $6.5 million in the same quarter last year. However, gross profit margin in first quarter of 2011 decreased to 5.1%, down from 8.2% in the first quarter of 2010. The decrease in gross profit margin was mainly due to three reasons. First, product mix, box built products with higher gross margin such as Bluetooth headset and calculators were discontinued. Second, increased labor cost, increases in basic wages for labor since last year continue to affect margins in first quarter 2011. Third, startup costs, operating losses at the Company’s facility in Wuxi completed in 2009 continued although the Wuxi site began manufacture and assembly of flexible printed circuit boards in 2010. Nevertheless, due to increased sales, the Company earned net income of $2.0 million, compared with the loss of $1.1 million for the first quarter of last year.
By the time the earthquake occurred in Japan on March 11, 2011, the Company had received most materials required to support March sales. So the impact of the earthquake disaster on first quarter sales revenue was small.

EXPANSION PROJECTS
Currently, the Company has two separate projects planned for expansion, both of which depend upon prompt action and cooperation of local PRC government.
Following the report in the fourth quarter 2010, the raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes driving distance from its existing facilities in Gushu, Shenzhen and approximately one hour driving distance from Hong Kong, has not yet been delivered to the Company. The local Government has not indicated when the land will be released. The Company continues to pursue.
The Company’s second expansion project involves acquisition of land use rights for approximately 500,000 square feet of raw land adjacent to the Company’s operational manufacturing facility in Wuxi in order to construct structures, such as dormitories, canteen, labor activity center, research laboratory, and testing and training centers, to support operations at the Wuxi manufacturing facility. The local Wuxi government has indicated that it strongly supports the Company’s planned expansion and development.
COMPANY OUTLOOK
The Japanese earthquake is expected to affect performance of the Company in 2011. The Company produces mainly LCD modules and telecommunications subassemblies for Japanese multi-national corporations (MNCs). Key components are manufactured in Japan, and shortages of those components could unfavorably impact revenues in the coming quarters. Most recent inputs from key component suppliers suggest an impact of up to 20% of the Company’s performance. The situation remains unstable and the extent of the damage to the supply chain is still unclear. The Company is working with suppliers and customers to qualify alternate materials and sourcing to stabilize the situation and to reduce exposure to component shortages in a long term. It is anticipated the situation will be clearer towards the end of second quarter (end of June 2011) or earlier. The Company will release updates on this situation as additional information becomes available.
Although the earthquake in Japan has impacted some electronic materials and component supplies, long term global demand has generally not decreased. The Company continues to expand manufacturing capacity significantly to meet growing demand for LCD modules for applications in market segments of telecommunications, such as smart phones and tablets. The Company is also actively pursuing new product segments within core capabilities, and developing new customer bases outside of Japan.
With increasing inflation and appreciation of the PRC renminbi, the Company anticipates growing labor cost pressure on margins. The Company will focus on controlling cost to sustain the profitability while also investing in new technology to improve efficiencies and capabilities to make state of the art products.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2011
As announced on November 1, 2010, the Company resumed payment of quarterly dividends in 2011. The following table repeats and updates the previously announced schedule for declaration and payment of quarterly dividends in 2011.

Quarterly			Dividend
Payment	Record Date	Payment Date	(per share)	Status
Q1 2011	December 31, 2010	January 20, 2011	$0.05	PAID
Q2 2011	March 31, 2011	April 20, 2011	$0.05	PAID
Q3 2011	June 30, 2011	July 20 — 31, 2011	$0.05
Q4 2011	September 30, 2011	October 20 — 31, 2011	$0.05
		Total for Full Year 2011	$0.20
The Company’s resumption of dividend payments for 2011 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2011, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period, or at all.
ANNUAL GENERAL MEETING
The Company’s 2011 Annual General Meeting has been scheduled to be held at 11:30 a.m. (Pacific Daylight Time) on Friday, June 10, 2011 at the following venue:
The Library, Mandarin Oriental Hotel
222 Sansome Street, San Francisco,
California 94104, USA
The record date for determining shareholders entitled to vote at its 2011 annual meeting was April 28, 2011 and that proxy materials will be released to shareholders on or about May 10, 2011.
PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q2 to Q4 2011
Announcements of Financial Results

Quarter	Date of release
Q2 2011	August 1, 2011 (Mon)
Q3 2011	October 31, 2011 (Mon)
Q4 2011	February 13, 2012 (Mon)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release, such as the statements included in “Expansion Projects” and “Company Outlook,” particularly management’s intention to focus its business on key components assembly for telecommunication products and expectations expressed regarding the action and cooperation of the local PRC government as to our expansion projects in Shenzhen and Wuxi; assessment of the impact of the Japanese earthquake on the performance of the Company in 2011, in particular the damage to the supply chain and impact on the supply of key components along with expectations as to when that situation will become more clear and long term global demand despite the earthquake; expansion of manufacturing capacity to meet growing demand for LCD modules; development of new product segments and new customer bases; perception of increasing inflation and appreciation of PRC renminbi;, and the Company’s ability to control costs and to invest in new technology are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to pay for the Company’s products; customer bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; competition negatively impacting the Company’s revenues and margins; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed on March 16, 2011 with the Securities and Exchange Commission.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of May 9, 2011 in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

[1]	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED MARCH 31, 2011 AND 2010
(In Thousands of US Dollars except share and per share data)

	Unaudited
	Three months ended
	March 31
	2011	2010

Net sales	$161,896	$79,266
Cost of sales	153,681	72,763

Gross profit	8,215	6,503

Costs and expenses
General and administrative expenses	5,462	4,526
Selling expenses	1,660	1,071
Research and development expenses	849	1,483

	7,971	7,080

Operating income (loss)	244	(577)

Other income (expenses), net	541	(170)
Interest income	646	279

Income (loss) before income tax	1,431	(468)
Income tax credit (expenses) (1)	587	(629)

Net income (loss)	$2,018	$(1,097)

Earnings (loss) per share
Basic	$0.05	$(0.02)

Diluted	$0.04	$(0.02)

Weighted average number of shares (’000)
Basic	44,804	44,804

Diluted	44,849	44,810

Note:
(1)	Income tax credit of the three months ended March 31, 2011 included a deferred tax credit of $0.9 million arising from the tax losses of Wuxi FPC (“Flexible Printed Circuit”) business, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2011 AND DECEMBER 31, 2010
(In Thousands of US Dollars)

	Unaudited	Audited
	March 31	December 31
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$213,551	$228,067
Accounts and notes receivable, net	86,753	74,176
Inventories	27,961	29,058
Prepaid expenses and other receivables	8,688	5,719
Deferred tax assets — current	179	376
Income tax recoverable	105	105

Total current assets	337,237	337,501

Property, plant and equipment, net	89,436	88,895
Land use rights	12,206	12,264
Deposits for property, plant and equipment	1,278	477
Goodwill	2,951	2,951
Deferred tax assets-non current	9,824	8,423
Other assets	375	269

Total assets	$453,307	$450,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$89,998	$84,590
Accrued expenses and other payables	16,867	17,484
Dividend payable	6,721	8,961
Income tax payable	2,190	4,232

Total current liabilities	115,776	115,267

Deferred tax liabilities	1,379	1,379

Total liabilities	117,155	116,646

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	286,943	286,943
Retained earnings	48,769	46,751
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	336,152	334,134

Total liabilities and shareholders’ equity	$453,307	$450,780

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2011 AND DECEMBER 31, 2010
(In Thousands of US Dollars)

	Unaudited
	Three months ended
	March 31
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES

Consolidated net income (loss)	$2,018	$(1,097)
Adjustments to reconcile consolidated net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use rights	4,711	6,437
Loss (gain) on disposal of property, plant and equipment	3	(22)
Deferred income taxes	(1,204)	243
Unrealized exchange gain	(666)	—
Changes in current assets and liabilities:
(Increase) decrease in accounts and notes receivable	(12,577)	6,976
Decrease in inventories	1,097	1,567
Increase in prepaid expenses and other receivables	(2,969)	(759)
Decrease in notes payable	—	(691)
Increase (decrease) in accounts payable	5,408	(9,564)
(Decrease) increase in accrued expenses and other payables	(167)	1,551
Decrease in income tax payable	(2,042)	(259)

Total adjustments	(8,406)	5,479

Net cash (used in) provided by operating activities	$(6,388)	$4,382

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(5,647)	$(3,080)
Increase in deposits for purchase of property, plant and equipment	(801)	(170)
Increase in other assets	(106)	—
Proceeds from disposal of property, plant and equipment	—	61
Decrease in fixed deposits maturing over three months	—	12,903

Net cash (used in) provided by investing activities	$(6,554)	$9,714

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,240)	$—

Net cash used in financing activities	$(2,240)	$—

Net (decrease) increase in cash and cash equivalents	(15,182)	14,096
Cash and cash equivalents at beginning of period	228,067	182,722
Effect of exchange rate changes on cash and cash equivalents	666	—

Cash and cash equivalents at end of period	$213,551	$196,818

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2011 AND 2010
(In Thousands of US Dollars)
1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income was $2,018 for the three months ended March 31, 2011, and the comprehensive loss was $1,097 for the three months ended March 31, 2010.

2.	Business segment information — The Company operates primarily in two segments, Key Components Assembly — Telecommunications (“TCA”) segment and the Consumer Electronic Communication Products (“CECP”) segment.

	Unaudited
	Three months ended
	March 31
	2011	2010

NET SALES :
- TCA	$137,319	$62,079
- CECP	24,577	17,187

Total net sales	$161,896	$79,266

NET INCOME (LOSS):
- TCA	$1,332	$(982)
- CECP	1,600	870
- Corporate	(914)	(985)

Total net income (loss)	$2,018	$(1,097)

	Unaudited	Audited
	Mar. 31,	Dec. 31,
	2011	2010

IDENTIFIABLE ASSETS BY SEGMENT:
- TCA	$197,652	$197,083
- CECP	54,303	55,569
- Corporate	201,352	198,128

Total assets	$453,307	$450,780

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2011 AND 2010
(In Thousands of US Dollars)
3.	A summary of the net sales, net income (loss) and long-lived assets by geographic areas is as follows:

	Unaudited
	Three months ended
	March 31
	2011	2010

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$161,896	$79,266
Intercompany sales	547	135

- Intercompany eliminations	(547)	(135)

Total net sales	$161,896	$79,266

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$3,273	$(112)
- Hong Kong & Macao	(1,255)	(985)

Total net income (loss)	$2,018	$(1,097)

	Unaudited	Audited
	Mar. 31,	Dec. 31,
	2011	2010

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$96,824	$101,014
- Hong Kong	4,818	145

Total long-lived assets	$101,642	$101,159

2. Proxy Materials for 2011 Annual General Meeting of Shareholders

Notice of
2011
Annual
Meeting of
Shareholders
and
Proxy
Statement
NAM TAI ELECTRONICS, INC.
Chairman’s Message
May 10, 2011
Dear Shareholders:
2010 Reviewed
For the year ended December 31, 2010, Nam Tai recorded sales revenue of $534.4 million, growing 31% from sales revenue of $408.1 million for the year ended December 31, 2009. Gross profit for 2010 was $51.3 million, an increase of 27%, as compared to gross profit of $40.3 million in 2009, with gross profit margin of 9.6% for 2010 slightly less than 9.9% in 2009. The Company completed the year 2010 with a net profit of $15.0 million, up $13.3 million from a net profit of $1.7 million for the year 2009.
Overall, Nam Tai’s performance in 2010 was much improved from 2009 and would have been better but for the burden of start-up expenses incurred at the Company’s FPCB production facility in Wuxi, which during 2010 generated
•	negligible revenue of $3.7 million;

•	a negative gross profit margin (i.e., a gross loss) of $11.0 million;

•	an operating loss of $15.4 million; and

•	a net loss of $11.6 million.
The primary component of the 2010 loss from the Wuxi production facility consisted of depreciation expense of $8.7 million.
Outlook for 2011
The demand for LCD modules and telecommunication subassemblies increased considerably during 2009 and 2010, and we expect that momentum to continue into 2011.
Although sales revenue generated from our FPCB manufacturing and assembly facilities in Wuxi did not contribute materially to Nam Tai’s total revenue in 2010, the Company believes that, through the incorporation of advanced technology and equipment for production of FPCBs usable for many diverse electronic products and components, and benefitted by management and marketing personnel experienced in FPCB production and sales, including an experienced executive who joined us in September 2010 as President of our Wuxi manufacturing operations, Nam Tai’s FPCB facilities in Wuxi will show momentum in 2011 and eventually become one of the Company’s key growth drivers.
In 2011, the Company plans to continue to focus its business on manufacturing high value and higher margin LCD modules geared toward applications in market segments that management perceives to be strong, such as telecommunications and automotive. In order to meet the demand from customers, the Company will consider significant expansion of production capacity for LCD modules and assemblies for smart phone and tablet applications in upcoming years.
We expect to maintain improvements in operations from our Shenzhen and Wuxi facilities and sales that we achieved in 2010. However, management’s initial assessment of Nam Tai’s performance during 2011 has been adjusted as a consequence of the anticipated impact on the Company’s business from the Tôhoku earthquake and tsunami, which occurred on March 11, 2011 off the East coast of Japan. As we previously announced, we expect that our financial results in 2011 will not exceed those we reported for 2010 and anticipate that our overall results will be break even assuming the situation in Japan stabilizes.
Our current expectations regarding our 2011 financial results could change adversely and materially if the situation in Japan remains uncertain or exacerbates; disrupts our supply chain for critical parts and components we need to manufacture our customers’ products, which may become more expensive, in short supply or unavailable; or triggers a recurrence of a recession in the electronics industry similar to the one Nam Tai and the industry experienced from 2007 to 2009.
Additional key factors that may adversely impact our performance, which are specific to conducting business in the PRC, include:
•	Appreciation of the exchange rate between the Chinese renminbi against other world currencies, especially the U.S. dollar, which, according to the historical currency converter available at http://forex-history.net, increased 3.3%, from RMB 6.827 at December 31, 2009 to RMB 6.602 at December 31, 2010;

•	Increasing inflation in China, which rose 4.9% in January 2011 year-on-year and, according to some projections, may exceed 5% in 2011;

•	Increasing employee salaries, which have increased 100% since March 2010 from inflation and labor shortages in China (which has included an increase of 20% to 30% during the first quarter of 2011); and

•	Increasing income taxes in the PRC, where tax rates under the PRC’s 2007 Enterprise Income Tax Law have risen from 20% in 2009 to 22% in 2010 and are expected to rise to 24% in 2011 and 25% in 2012, and are aggravated by a number of other local PRC taxes.
Nevertheless, we have confidence that sales will eventually pick up and if, as we anticipate, operations at our Wuxi facilities reach the break-even point in 2012, we expect that the improved contribution to our sales revenue and gross margins will grow our business in the long run.

Ming Kown Koo
Chairman of the Board of Directors

NAM TAI ELECTRONICS, INC.
Hong Kong Office:
Unit 1201, 12th Floor, Tower 1, Lippo Centre,
89 Queensway, Admiralty, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 10, 2011

     The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Electronics, Inc. (the “Company”) will be held at 11:30 a.m. (Pacific Daylight Time) on Friday, June 10, 2011 at the Library of the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, United States, for the following purposes:
     1. To elect five (5) members of the Board of Directors to serve for the ensuing year;
     2. To ratify the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2011; and
     3. To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.
     Only holders of common shares of record at the close of business on April 28, 2011 will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage-paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors
Dated May 10, 2011

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NAM TAI ELECTRONICS, INC.
Hong Kong Office:
Unit 1201, 12th Floor, Tower 1, Lippo Centre,
89 Queensway, Admiralty, Hong Kong
PROXY STATEMENT

Meeting at 11:30 a.m. (Pacific Daylight Time) on Friday, June 10, 2011

     Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the “Company” or “Nam Tai”) for use at the Annual Meeting of Shareholders (the “Meeting”) to be held on Friday, June 10, 2011 at 11:30 a.m. (Pacific Daylight Time) at the Library of the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, United States, or any other adjournments or postponements thereof. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of the five (5) nominees for directors named herein, and (b) for ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2011. If other matters properly come before the Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgment. A proxy given by a shareholder may be revoked at any time before it is voted by (a) notifying the Secretary of the Company in writing of such revocation, (b) by duly executing another proxy bearing a later date, or (c) by voting in person at the Meeting.
     The cost of this solicitation of proxies will be borne by the Company. The Company may engage a proxy solicitor to solicit proxies in an effort to assure the presence of a quorum at the Meeting, and if it does engage a proxy solicitor, anticipates that the fee will not exceed $6,500, plus reasonable expenses. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.
     This proxy statement is being mailed on or about May 10, 2011 to all holders of common shares of record at the close of business on April 28, 2011.
     The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company by mail at Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong, by e-mail at shareholder@namtai.com, or by phoning (852) 2341 0273.
     The Company’s Annual report on Form 20-F for the year ended December 31, 2010, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”) is available without charge from the Company by e-mail to shareholder@namtai.com or by written request to Mr. Kee Wong, the Company’s Corporate Secretary, at Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong, Re: 2010 Annual Report on Form 20-F. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at http://www.sec.gov.

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING
Why did I receive these materials?
     Our shareholders as of the close of business on April 28, 2011, which we refer to as the “Record Date,” are entitled to vote at our Annual Meeting of shareholders, which will be held on June 10, 2011. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. We distribute these proxy materials to all of our shareholders of record on the Record Date.
     This proxy statement provides notice of the annual meeting of shareholders, describes the proposals presented for shareholder action and includes information about the proposals, information concerning our management, corporate governance and principal shareholders and other information that we desire to disclose to shareholders. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.
What is a proxy?
     A proxy is your legal designation of another person (the “proxy”) to vote on your behalf. By completing and returning the enclosed proxy card, you are giving the Chairman of the Board and the Chief Financial Officer of the Company and/or the Chief Executive Officer of the Company the authority to vote your shares in the manner you indicate on your proxy card.
Why did I receive more than one proxy card?
     You will receive multiple proxy cards if you hold your shares in different ways (e.g., joint tenancy, trusts, and custodial accounts) or in multiple accounts. If your shares are held by a broker, bank, trustee or other nominee (i.e., in “street name”), you will receive your proxy card or other voting information from your broker, bank, trustee or other nominee, and you should return your proxy card or cards to your broker, bank, trustee or other nominee. You should vote on and sign each proxy card you receive.
Who is entitled to vote at the Meeting?
     Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.
How many votes do I have?
     You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 44,803,735 shares of our common stock outstanding and eligible to vote.
What is the difference between a “stockholder of record” and a “street name” holder?
     These terms describe how your shares are held. If your shares are registered directly in your name with Registrar and Transfer Company, or RTC, the Company’s transfer agent, you are a “stockholder of record.” If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a “street name” holder.
How many shares must be present or represented to conduct business at the Meeting?
     The presence at the Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the presence of the holders of our common stock representing at least 22,401,868 votes will be required to establish a quorum.
     Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting.
How can I vote my shares in person at the Meeting?
     Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.
Who can attend the annual meeting?
     All shareholders of record as of the close of business on April 28, 2011, can attend the meeting. However, seating is limited and will be on a first arrival basis.
     To attend the annual meeting, please follow these instructions:
•	If you are a shareholder of record, bring proof of ownership of Nam Tai shares and a form of identification; or

•	If a broker or other nominee holds your shares, bring proof of ownership of Nam Tai shares through such broker or nominee and a form of identification.
     Shareholders who plan to attend the Meeting should check in at the reception desk located in or immediately outside the Library of the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA, which is the venue for the meeting.
How can I vote my shares without attending the Meeting?
     Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with RTC), you must complete and properly sign and date the accompanying proxy card and return it. A pre-addressed envelope is included for your use and is postage-paid if mailed in the United States. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person.
     If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.
Can I vote by telephone or electronically?
     If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.
Can I change my vote after I return my proxy card?
     Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.
     For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the

Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.
What are the proposals to be considered by shareholders?
     The Board of Directors is submitting two proposals for shareholder action at the 2011 annual meeting: Proposal 1 — the election of five (5) nominees for directors of the Company, each to serve until the next annual meeting of shareholders, and Proposal 2 — the ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2011.
What vote is required to approve each item?
     Election of Directors. The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). “Plurality” means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.
     Other Item. For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending December 31, 2011 (Proposal 2) the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval. A properly executed proxy marked “abstain” with respect to Proposal 2 will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.
What are the Board of Directors’ recommendations?
     Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors recommends that shareholders vote FOR the election of directors named; and FOR the ratification of the selection of Moore Stephens as independent public accountants of the Company for the year ending December 31, 2011.
Will shareholders be asked to vote on any other matters?
     To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.
Who counts the votes?
     Votes will be counted and certified by the Inspectors of Election, who are employees of RTC. If you are a shareholder of record, your signed proxy card is returned directly to RTC for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to RTC on behalf of its clients.
How are votes counted?
     In the election of directors, you may vote “FOR” all or some of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.
     For Proposal 2, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

     If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose.
     If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting results for the proposals, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal, but are counted for purposes of establishing a quorum. If a quorum is present at the Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1). The ratification of the appointment of our independent registered public accounting firm (Proposal 2) requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Meeting and entitled to vote on the proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the proposal has been approved. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, it is not permitted for the broker, bank or other nominees to vote your shares on the election of directors (Proposal 1) or the ratification of the appointment of our independent registered public accounting firm (Proposal 2).
What should I do if I receive more than one set of voting materials?
     You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The Company’s directors are elected annually to serve until the next Annual Meeting of Shareholders. Each director holds office according to the terms of his appointment until their successors take office or until their earlier death, resignation or removal. The number of directors authorized by the Company’s Articles of Association is not less than one or more than eight.
     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company has been advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to voting at the Meeting, the proxy holders will vote for a substitute nominee in the exercise of their best judgment.
Director Nominees
     Information concerning the director nominees at April 28, 2011 based on data provided by them is set forth below:

     M. K. Koo, 66. Mr. Koo, a founder of the Nam Tai Group, serves as Executive Chairman and Chief Financial Officer of Nam Tai. Effective on October 1, 2010, Mr. Koo was appointed President of Namtai Electronic & Electrical Products Limited (“NTEEP”), a subsidiary of the Company. Mr. Koo has served Nam Tai in various senior executive and management positions of Nam Tai Group from our inception, including responsibilities for corporate strategy, finance and administration. He is also Chairman of the Board of Directors of NTEEP and Chairman & Legal Representative of Nam Tai’s PRC subsidiaries. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.
     Peter R. Kellogg, 68. Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating / Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.
     Dr. Wing Yan (William) Lo, 50. Dr. Lo has served on our Board of Directors since July 8, 2003. From 1998 to 1999, Dr. Lo served as the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. From 2002 to 2006, Dr. Lo served as Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Until mid-2009, Dr. Lo served as Vice Chairman and Managing Director of I.T. Limited, a Hong Kong retailer in the fashion apparel market with stores in the PRC, Taiwan, Macao, Thailand and Middle East, listed on the Main Board of the Hong Kong Stock Exchange. Dr. Lo holds an M. Phil. and Ph.D. degrees from Cambridge University, England. He also serves as an Adjunct Professor of The School of Business of Hong Kong Baptist University as well as on the Faculty of Business of Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Hong Kong Justice of the Peace. In 2003, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating / Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.
     Charles Chu, 54 Mr. Chu originally served as a Director of Nam Tai from November 1987 to September 1989. He was reappointed a Director in November 1992 and has served on our Board of Directors since then. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee, and on our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelors of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.
     Mark Waslen, 50. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating/Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since June 1, 2010, Mr. Waslen has been employed as a Partner with Meyers Norris Penny, a Canadian Chartered Accountant and business advisory firm. From 2001 to 2010, Mr. Waslen was employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen was employed by various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.
     No family relationship exists among any of our directors or members of our senior management and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which nominee referred to above was selected as a director or member of our senior management. Directors are elected each year at our annual meeting of shareholders or serve until their respective successors take office or until their death, resignation or removal. Members of senior management serve at the pleasure of the Board of Directors.

The Board of Directors recommends that shareholders vote “FOR” each of the above-mentioned nominees.
Current Members of the Board of Directors
     The members of the Board of Directors as at the date of this proxy statement, and the committees of the Board of Directors on which they serve, are identified below:

Nominating/Corporate
		Compensation	Governance
Director	Audit Committee	Committee	Committee

M. K. Koo*	—	—	—
Charles Chu	☐	☐ ☐	☐
Peter R. Kellogg	—	☐	☐
Wing Yan (William) Lo	☐	☐	☐ ☐
Mark Waslen	☐ ☐	☐	☐

☐	Chairman of the committee indicated.

☐	Member of the committee indicated.

*	Executive Chairman of the Board of Directors and Chief Financial Officer of Nam Tai; President of NTEEP.
Board Practices
     All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and chairman of board committees, who serve at the pleasure of the Board of Directors. Except for the agreements effective October 1, 2010 relating to Mr. Koo’s services as Nam Tai’s Chief Financial Officer and as NTEEP’s President, Nam Tai has no service contracts providing for benefits upon termination of service as a director or employee (if employed). For information relating to the agreement with Mr. Koo, see, “Certain Relationships and Related Party Transactions” on page 14 of this proxy statement. Annually, upon election to our Board of Directors at each Annual Meeting of Shareholders, we grant to directors so elected options from one of our stock option plans to purchase 15,000 common shares. These options are exercisable at the fair market value of our shares on the date of grant and are exercisable for three years from the date of grant, subject to sooner termination based on the provisions of the applicable stock option plan.
Corporate Governance Guidelines
     We have adopted a set of corporate governance guidelines which are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this proxy statement. Stockholders also may request a free copy of our corporate governance guidelines in print form by a making a request therefor to:
Nam Tai Electronics, Inc.
Unit 1201, 12th Floor, Tower 1,
Lippo Centre, 89 Queensway, Admiralty,
Hong Kong
or by e-mail addressed to: shareholder@namtai.com

NYSE Listed Company Manual Disclosure
     As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which Nam Tai’s corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.
Committee Charters and Independence
     The charters for our Audit Committee, Compensation Committee and Nominating / Corporate Governance Committee are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this proxy statement. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guidelines”.
     Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, and each member of our Board of Directors (other than Mr. M. K. Koo, our Executive Chairman of the Board), is “independent” as that term is defined in Corporate Governance Rules of the NYSE.
     Nam Tai adopts the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02.
     Among other things, an independent Non-Executive Director (“INED”) is an individual:
•	who has no material relationship with the Company as affirmatively determined by the Board;

•	who is not nor has been within the last 3 years immediately prior to the date of his appointment as the INED an employee of the Company, provided, however, employment as an interim Chairman of the Board or Chief Executive Officer or other executive officer of the Company shall not disqualify a director from being considered independent following that employment;

•	whose immediate family members* are not, nor have been within the last 3 years immediately prior to the date of his appointment as the INED, an executive officer of the Company;

•	who, or whose immediate family member*, have not received greater than US$120,000 in direct compensation from the Company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last 3 years immediately prior to the date of his appointment as the INED;

•	who is neither a partner nor an employee of the internal or external audit firm of the Company and within the last 3 years immediately prior to the date of his appointment as the INED was neither a partner nor an employee of such firm and personally worked on the Company’s audit during that time;

•	none of whose immediate family members* is (a) a current partner of the internal or external audit firm of the Company, or (b) a current employee of the internal or external audit firm of the Company and personally works on the Company’s audit;

•	none of whose immediate family members* have been, within the last 3 years immediately prior to the date of his appointment as the INED, partners or employees of the internal or external audit firm and personally worked on the Company’s audit during that time;

•	who, or whose immediate family members*, are not, nor within the last 3 years immediately prior to the date of his appointment as the INED, employed as an executive officer of another company in which any of the Company’s present executives at the same time serves or served on that company’s compensation committee; and

•	who is not an employee of, or whose immediate family members* are not executive officers of, a company that has made payments to, or received payments from, the Company for property or services in an amount which in any of the 3 fiscal years prior to his appointment as the INED, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

*	An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons-and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.
Audit Committee
     The primary duties of Nam Tai’s Audit Committee are reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, the fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm and accounting practices.
     Our Audit Committee consists, and during 2010 consisted, of three independent non-executive directors: Messrs. Waslen and Chu and Dr. Lo. Mr. Waslen serves as the Chairman of the Audit Committee. The Company’s Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934.
Compensation Committee
     The primary duties of Nam Tai’s Compensation Committee are to recommend (i) the compensation of the Company’s Board of Directors; (ii) compensation of any directors who are executives of the Company and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (iii) compensation of other senior management if required by the Board; and (iv) equity based and incentive compensation programs of the Company.
     Our Compensation Committee consists, and during 2010 consisted, of four independent non-executive directors: Dr. Lo and Messrs. Chu, Waslen and Kellogg. Mr. Chu serves as the Chairman of the Compensation Committee.
Nominating / Corporate Governance Committee
     The primary duties of Nam Tai’s Nominating / Corporate Governance Committee consist of (i) assisting the Board by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (ii) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the Audit Committee, Compensation Committee and the Nominating / Corporate Governance Committee on an annual basis; (iii) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be considered detrimental to the Company’s business or his/her ability to serve as a director or his/her independence; (iv) reviewing the composition of the Board on an annual basis; (v) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (vi) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (vii) establishing criteria to be used in connection with the annual self-evaluation of the Nominating / Corporate Governance Committee; and (viii) developing and recommending to the Board and administering the corporate governance guidelines of the Company.
     Our Nominating / Corporate Governance Committee consists, and during 2010 consisted, of four independent non-executive directors: Dr. Lo and Messrs. Chu, Waslen and Kellogg. Dr. Lo serves as the Chairman of the Nominating / Corporate Governance Committee.
Compensation of Directors and Senior Management
Compensation on an Aggregate Basis
     The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2010 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $2.7 million. That total includes an aggregate of $94,800 in stock compensation expense for options granted to the Company’s non-employee directors.
     We pay our directors $4,000 per month for services as a director, $1,000 per meeting attended in person and $700 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.
     During the year ended December 31, 2010, we granted to our directors from our stock option plans options to purchase an aggregate of 60,000 of our common shares at an exercise price of $4.45 per share. That exercise price of the shares covered by the options granted during 2010 was equal to their fair market value of our shares on the date of grant when measured against the closing price of $4.45 of our shares on June 3, 2010 (the date of the grant) as reported on the NYSE. The options granted during 2010 expire on the third anniversary of their grant date in 2013.
     During 2010, members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 15% of the operating income from the subsidiary in which they are employed during the year. Our senior management in charge of our subsidiaries recommends the participating staff members from the corresponding subsidiary and the amount, if any, to be allocated from such subsidiary’s profit pool to an eligible employee. In addition to cash incentives, members of our senior management are eligible to receive stock options from our Stock Option Plans. For 2010, the Chief Executive Officer is entitled to 20% of the incentive pools and the balance is to be shared by other operational senior management of the Company per above.
     According to the applicable laws and regulations in China set by the local government of Shenzhen, China, prior to July 2006, we are required to contribute 8% to 9% of the stipulated salary to our staff located there to retirement benefit schemes to fund retirement benefits for our employees. With effect from July 2006, the applicable percentages were adjusted from 10% to 11%. For our subsidiary in Wuxi, the applicable percentage was 20%. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.
     Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. Since first establishing a subsidiary in Macao in 2003, we have enrolled all of our eligible employees in Macao into Macao’s retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of Nam Tai in Hong Kong and Macao. Contributions are made by us at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.
     The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to approximately $1,814,000, $1,480,000 and $1,715,000 for the years ended December 31, 2008, 2009 and 2010, respectively.
Compensation on an Individual Basis* — Directors
     The following table presents the total compensation paid to each of our non-management directors during 2010:

	Fees Earned or	Option	All Other
Name	Paid in Cash ($)(1)	Awards ($)(2)	Compensation ($)	Total ($)
Peter R. Kellogg	46,100	23,700	—	69,800
Charles Chu	52,950	23,700	—	76,650
Dr. Wing Yan (William) Lo	50,800	23,700	—	74,500
Mark Waslen	49,000	23,700	—	72,700

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees. Cash paid to directors were in HK$ and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75.

(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
Options Granted During 2010 and Held by Directors at the Record Date
     Our policy is to grant to non-employee directors on an annual basis, upon their election to the Board of Directors at the annual shareholders’ meeting, options to purchase 15,000 shares at an exercise

*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this proxy statement (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefor promulgated under the Securities Exchange Act of 1934). By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this proxy statement (or in our annual report on Form 20-F for the year ended December 31, 2010), we are not undertaking any duty, and holders of our shares and others reviewing this proxy statement (or our annual report) should not expect, that we will continue to make such disclosures in any future proxy statement or reports as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this proxy statement (and in our annual report on Form 20-F for the year ended December 31, 2010) may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this proxy statement (or in our annual report) do not necessarily comply with the applicable requirements therefor under Form 10-K or Regulation 14A and this proxy statement does not contain all disclosures required under Item 11 of Form 10-K or Item 8 of Schedule 14A of Regulation 14A.

price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in June 2010, each of our non-employee directors was granted three-year options to purchase 15,000 shares (a total of 60,000 shares for all of our non-employee directors) at an exercise price of $4.45.
     For information concerning options held by our directors at the Record Date, please see the table and footnotes under “Shares and Options Ownership of Directors, Senior Management and Principal Shareholders” on page 15 of this proxy statement.
Compensation on an Individual Basis* — Executive Officers
     The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2010 to our Chief Executive Officer, our Chief Financial Officer and two of our other highest paid executive officers during 2010 who were serving at December 31, 2010.

Summary Compensation Table
				Other
		Salary		compensation and
Name and Principal Position	Year	($)(1)		benefits ($)(2)		Total ($)
Koo Ming Kown	2010	212,915	(3)	236,079	(4)	448,994
Chief Financial Officer and	2009	10	(3)	199,720	(4)	199,730
Chairman of the Board of	2008	—		68,931	(4)	68,931
Nam Tai; President of NTEEP

Colin Yeoh(5)	2010	213,523		839,037		1,052,893
Chief Executive Officer	2009	171,304		4,191		175,495
of Nam Tai	2008	201,184		1,587		202,771

Ivan Chui(6)	2010	219,691		559,580		779,271
Chief Marketing Officer	2009	—		129,032		129,032
of Zastron Shenzhen	2008	176,282		—		176,282

Patinda Lei(7)	2010	180,492		4,166		184,658
Marketing Director of	2009	181,993		3,457		185,450
Zastron Shenzhen	2008	358,974		9,637		368,611

*	See footnote * on page 11.

(1)	Consists of the basic salary earned by the named executive officers during the year indicated. All cash compensation included in the table was paid to Nam Tai’s senior executives in HK$ and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75 for 2010 and 2009, and $1.00:HK$7.80 for 2008.

(2)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums, bonus and fees for annual physical examination. The value of stock options is not included.

(3)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009. Prior to March 1, 2009, Mr. Koo served on Nam Tai’s Board of Directors as Non-executive Chairman of the Board and since March 1, 2009 has served as Executive Chairman of the Board. Mr. Koo’s salary for serving as Nam Tai’s Chief Financial Officer during 2009 and 2010 was $1.00 per month. Effective on October 1, 2010, in addition to his duties as Nam Tai’s Chief Financial Officer, Mr. Koo was appointed as President of NTEEP, his salary for serving as Nam Tai’s Chief Financial Officer was confirmed at $1.00 per month and his salary for serving as President of NTEEP was fixed at approximately $850,000 annually and an annual bonus of 1.5 months of his monthly salary of approximately $106,000. See “Certain Relationships and Related Party Transactions” on page 14 of this proxy statement.

(4)	“All other compensation and benefits” for 2010 includes insurance premiums and fees for annual physical examination, $147,049 in rental charges paid for housing provided for Mr. Koo and

$26,613 which Nam Tai has accrued as a bonus to Mr. Koo for services in 2010, but was payable to Mr. Koo in March 2011. “All other compensation and benefits” for 2009 included insurance premiums, golf membership expenses and $136,649 in rental charges paid for housing provided for Mr. Koo. Amounts of $833,333 and $750,000 previously accrued by the Company during 2009 and 2010 respectively for payment to Mr. Koo if he remained as Nam Tai’s CFO from March 1, 2009 through and after February 29, 2012 have not been included in the table since the Company’s obligation therefore was terminated in October 2010 and Mr. Koo has never received payment of those amounts during 2009 or 2010. See “Certain Relationships and Related Party Transactions” on page 14 of this proxy statement for a discussion of the compensation payable and previously payable to Mr. Koo as Nam Tai’s CFO. “All other compensation and benefits” in 2010, 2009 and 2008 also includes directors fees of $37,250, $42,750 and $42,000, respectively. “All other compensation and benefits” in 2008 includes $13,650 actually paid to Mr. Koo when his outstanding stock options were repurchased at the same time that all other director options were repurchased in 2008. Because (a) options to purchase 15,000 shares granted in 2009 to Mr. Koo were surrendered and cancelled within a few months thereafter, and (b) options to purchase 15,000 shares granted in 2008 to Mr. Koo as a then independent director of Nam Tai were among the options repurchased by Nam Tai a few months thereafter, in order to avoid the appearance that Mr. Koo received duplicate compensation, “all other compensation and benefits” in 2009 and 2008 do not include $13,350 and $27,900, respectively, which were the dollar amounts for the options granted to Mr. Koo in 2009 and 2008, respectively, that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.

(5)	Appointed as CEO of Nam Tai effective December 1, 2009. Compensation for 2008 through November 30, 2009 was paid to Dr. Yeoh in other executive capacities. “Other compensation and benefits” for 2010 includes an incentive bonus of approximately $839,000, which the Company accrued for 2010 and paid in April 2011.

(6)	Appointed as Business Development President of Zastron Shenzhen in December 2009 and as Nam Tai’s Chief Marketing Officer in April 2010. Compensation for 2008 through November 2009 was paid to Mr. Chui in other executive capacities. “Other compensation and benefits” for 2010 includes an incentive bonus of approximately $560,000, which the Company accrued for 2010 and paid in April 2011.

(7)	Appointed as Vice CEO of the Zastron Shenzhen in November 2008. She was appointed as Marketing Director of Zastron Shenzhen on April 1, 2010.
Retirement Benefits
     Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund. The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

		Value at
	Number	December 31,	Company
	of years	2010 of	Payments
	of credited	Accumulated	during
Name	Service	Benefits ($)	2010 ($)
Koo Ming Kown	36.0 (1)	N/A	N/A
Colin Yeoh	7.3	3,865	1,548
Ivan Chui	10.2	12,308	N/A
Patinda Lei	10.0	12,308	N/A
(Footnote on next page)

(1)	Prior to October 2010, Mr. Koo’s services as our employee were for Nam Tai Electronics, Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund or Macao’s retirement benefit scheme. Accordingly, no contributions have been made for Mr. Koo. Although he was appointed President of our subsidiary, NTEEP, effective October 1, 2010, contributions are not required for Mr. Koo under Hong Kong’s Mandatory Provident Retirement Fund because he is over 65 years old.
Options Held by Executive Officers at Record Date
     For information concerning options held by our executive officers named in the above table at the Record Date, please see the table and footnotes under “Shares and Options Ownership of Directors, Senior Management and Principal Shareholders” on page 15 of this proxy statement.
Certain Relationships and Related Party Transactions
     In connection with the appointment of Mr. Koo as Nam Tai’s Chief Financial Officer in March 2009, Nam Tai and Mr. Koo agreed to the following compensation arrangements: (1) a salary of $1.00 per month; (2) employment benefits comparable to those provided to other members of senior management, including insurance coverage, annual physical examination, golf club membership fees, and payment of rental expenses of his apartment in Hong Kong up to $15,000 per month, plus all miscellaneous fees; and (3) compensation in the amount of $3.0 million after completion of three years’ service with Nam Tai as Chief Financial Officer.
     The compensation payable to Mr. Koo for three-years’ service was not payable if Nam Tai replaced Mr. Koo with a suitable candidate within such three-year period, i.e., before February 29, 2012. In October 2010, Nam Tai appointed Joseph Li as Chief Financial Officer. In November 2010, as a consequence of his wife’s health, Mr. Li resigned as Nam Tai’s Chief Financial Officer and Mr. Koo again resumed in that position. However, despite his short tenure, Mr. Li’s appointment as Nam Tai’s Chief Financial Officer within the three-year period terminated the Company’s obligation to Mr. Koo at the end of three years’ service. Accordingly, the approximately $1.6 million cumulatively accrued since March 2009 on the terminated obligation payable by the Company to Mr. Koo at the end of three years were added to the Company’s additional paid-in capital on Nam Tai’s balance sheet at December 31, 2010 in accordance with the guidance under SAB Topics 1B.1 and 5T, FASB ASC 718-10-15-4.
     In view of Mr. Li’s resignation, Mr. Koo resumed as Nam Tai’s Chief Financial Officer and he and Nam Tai entered into an employment agreement effective October 1, 2010 regarding Mr. Koo’s service as Nam Tai’s CFO. Under this employment agreement, Mr. Koo’s salary remains $12 per annum ($1.00 per month), Mr. Koo is entitled to receive perquisites consisting of (a) the same benefits as other members of the senior management enjoy, (b) reimbursement for any reasonable miscellaneous expenses, i.e. entertainment expenses, and (c) reimbursement for the actual amount that Mr. Koo pays for the rental charges of his residential apartment in the amount of approximately $15,000 monthly, and all monthly utilities charges, such as for water, electricity, telephone, etc. Under the employment agreement, in the event:
•	Nam Tai terminates Mr. Koo for any reason other than for his commission of a criminal act, Nam Tai has agreed to pay Mr. Koo an amount which is equal to 36 months of his basic monthly salary, all bonuses and allowances and so on that he is entitled at the time of termination; and

•	Mr. Koo wishes to terminate his employment with Nam Tai, except in cases of illness or other health conditions that prevent him from working, he must provide Nam Tai with one year’s prior written Notice.
     Effective at the same time as his above-described employment agreement with Nam Tai, Mr. Koo and Nam Tai’s subsidiary, NTEEP, entered into an employment agreement for Mr. Koo’s services as

NTEEP’s President (which are in addition to his duties as Nam Tai’s Chief Financial Officer). Under his employment agreement with NTEEP, Mr. Koo’s is to receive (a) an annual salary of approximately $850,000, (b) subject to the final decision of NTEEP, an annual bonus of 1.5 months of his monthly salary of approximately $106,000, provided that Mr. Koo is an employee of the Company in February of the following financial year, and (c) perquisites consisting of (i) the same benefits as other members of the senior management of NTEEP enjoy and (ii) reimbursement for any reasonable miscellaneous expenses, i.e. entertainment expenses. Under his employment agreement with NTEEP, the provisions in the event of termination of employment with NTEEP are identical to the provisions described above in the event of termination of employment with Nam Tai.
Shares and Options Ownership of Directors, Senior Management and Principal Shareholders
     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of the Record Date, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management. The table does not give effect to the annual grants to non-employee directors, if elected at our annual meeting, of options from one of our stock option plans to purchase 15,000 common shares.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	5,826,180	(2)	13.0
M. K. Koo	5,242,786	(3)	11.7
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(2)	11.7
Kahn Brothers LLC	2,481,289	(4)	5.5
Ivan Chui	295,870		*
Colin Yeoh	10,000		*
Charles Chu	32,500	(5)	*
Wing Yan (William) Lo	30,000	(6)	*
Mark Waslen	40,000	(5)	*

*	Less than 1%.

(1)	Percentage of ownership is based on 44,803,735 common shares outstanding as of February 28, 2011. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of options exercisable within 60 days of the Record Date have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Mr. Kellogg directly holds 571,380 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of those shares. Mr. Kellogg also holds options to purchase 30,000 shares, which he received in 2009 and 2010 as a director of Nam Tai.

(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife.

(4)	Based on a Schedule 13G filed with the SEC by the beneficial holder on February 7, 2011.

(5)	Includes options to purchase 30,000 shares, of which 15,000 were granted upon the listed individual’s election as a Nam Tai director at the annual meeting of shareholders held in 2009 and 2010, respectively.

(6)	Consists of options to purchase 30,000 shares, of which 15,000 were granted upon Dr. Lo’s election as a Nam Tai director at the annual meeting of shareholders held in 2009 and 2010, respectively.
     To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. According to information provided to us by our transfer agent, there were approximately 623 holders of record holding a total of 44,803,735 common shares at the Record Date.
     The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of Nam Tai.
Employee Stock Option and Incentive Plan
     Nam Tai has two stock option plans, its amended 2001 stock option plan and its 2006 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders.
     Under either the amended 2001 stock option plan or the 2006 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to the Company’s share capital and necessary to preserve the intrinsic value of the granted options; and (iv) each director who is not an employee of the Company automatically receives annually upon his election to the Board of Directors at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant.
     The full text of our amended 2001 stock option plan, as amended on July 30, 2004, was filed with the Securities and Exchange Commission as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the Securities and Exchange Commission on June 12, 2006. Amendments to our stock option plans were included with our Forms 6-K furnished to the Securities and Exchange Commission on November 13, 2006. Accordingly, the plans and their amendments may be reviewed by examining the aforementioned filings available on the SEC’s website at www.sec.gov.
     At the Record Date, we had options outstanding to purchase 120,000 shares, all of which were held by our directors. Under our existing stock option plans, options to purchase 2,724,869 shares were available for future grant.
PROPOSAL 2
RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The Audit Committee of the Board of Directors has selected Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2011. The Board of Directors further directed that the Company submit the selection of independent registered public accounting firm for ratification by shareholders at the Meeting.
     Moore Stephens has served as our independent registered public accounting firm since our year ended December 31, 2009. Moore Stephens’ audit reports on our audited consolidated financial statements at and for the year ended December 31, 2010 and on the effectiveness of our internal control over financial reporting as of December 31, 2010 appear in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2011.
     If the appointment of Moore Stephens is not ratified, the Audit Committee will evaluate the basis for the shareholders’ vote when determining whether to continue the firm’s engagement, but may ultimately determine to continue the engagement or engage another audit firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee, in its discretion, may act to engage a different independent auditing firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.
The Board of Directors recommends that the shareholders to vote “FOR” this proposal
     The following table presents the aggregate fees for professional services and other services rendered by Moore Stephens to us in 2009 and 2010, respectively.

	2009	2010
	(in thousands)
Audit Fees (1)	$329	$371
Audit-related Fees (2)	8	—
Tax Fees (3)	4	3

Total	$341	$374

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.
Audit Committee Pre-approval Policies and Procedures
     The Audit Committee of our Board of Directors is responsible for, among other matters, the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and NYSE. The Audit Committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.
     Under the Policy, the Chairman of the Audit Committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outsider the Scope of Practice of Auditors”. Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegated authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.
     Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer.
     During 2009 and 2010, approximately 98.6% and 100%, respectively, of the total audit-related fees and tax fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Report of Audit Committee
     Nam Tai’s Audit Committee serves to assist Nam Tai’s Board of Directors in fulfilling the oversight responsibilities it has under the law with respect to financial reports and other financial information provided by Nam Tai to the public, Nam Tai’s systems of internal controls regarding finance and accounting that management and the Board of Directors have established and Nam Tai’s auditing, accounting and financial reporting processes generally.
     The Audit Committee is comprised solely of independent directors, as defined in the listing standards of the New York Stock Exchange.
     The Audit Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on Nam Tai’s website (http://www.namtai.com/corpgov/corpgov.htm). The Audit Committee annually reviews and assesses the adequacy of its charter in order to insure early or timely compliance with statutory, regulatory, listing and other requirements applicable to Nam Tai.
     In this context, the Audit Committee reports as follows:
1.	The Audit Committee has reviewed and discussed the audited financial statements at and for the year ended December 31, 2010 with Nam Tai’s management;

2.	The Audit Committee has discussed with Moore Stephens the matters required to be discussed in the Codification of Statements on Auditing Standards (AU) Section 380, as adopted by the Public Company Accounting Oversight Board;

3.	The Audit Committee has received the written disclosures and the letter from Moore Stephens required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with Moore Stephens its independence; and

4.	Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to Nam Tai’s Board of Directors, and the Board of Directors approved, that the audited financial statements be included in Nam Tai’s Annual Report on Form 20-F for the year ended December 31, 2010, for filing with the Securities and Exchange Commission.
Report submitted by the Audit Committee of Nam Tai Electronics, Inc.:

Dr. Wing Yan (William) Lo	Charles Chu	Mark Waslen, Chairman
OTHER BUSINESS
     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors,

Koo Ming Kown (M. K. Koo)
Chairman of the Board of Directors
Dated: May 10, 2011

Investor information on back cover.
(The remainder of this page intentionally left blank.)

Investor Information

PRC HEADQUARTERS AND
SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	PRINCIPAL EXECUTIVE OFFICE
The Annual Meeting of Shareholders will be held at 11:30 a.m. local time on Friday, June 10, 2011 at the Mandarin Oriental Hotel 222 Sansome Street San Francisco, CA 94104 USA	Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong Telephone: (852) 2341-0273 Facsimile: (852) 2263-1001 E-mail: shareholder@namtai.com	Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang, Baoan, Shenzhen People’s Republic of China Telephone: (86 755) 3388 1111 Facsimile: (86 755) 2747 2636
MANUFACTURING / R & D FACILITIES

Zastron Electronic (Shenzhen) Co. Ltd. Zastron Industrial Estate, 2 Namtai Road, Gushu, Xixiang, Baoan, Shenzhen People’s Republic of China Telephone: (86 755) 3388-6666 Facsimile: (86 755) 2749-4014	Wuxi Zastron Precision-Flex Co., Ltd. No. 502, Xi Da Road, Meicun, New Area Wuxi, Jiangsu Province People’s Republic of China Telephone: (86 510) 8537-1888 Facsimile: (86 510) 8537-1888 #6309

STOCK LISTING	HONG KONG OFFICE	REGISTERED OFFICE
The common shares of Nam Tai Electronics, Inc. are listed on the New York Stock Exchange under the stock symbol: “NTE”.	Nam Tai Electronic & Electrical Products Limited Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong Telephone: (852) 2341-0273 Facsimile: (852) 2263-1001	Nam Tai Electronics, Inc. McNamara Chambers PO Box 3342, Road Town, Tortola British Virgin Islands Telephone: (284) 494-2810 Facsimile: (284) 494-4957

TRANSFER AGENT AND REGISTRAR	PRINCIPAL BANKS
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016-3572, USA Telephone: (800)-368-5948 (908) 497-2300 Facsimile: (908) 497-2310 Website: www.rtco.com	The Hongkong and Shanghai Banking Corporation Limited China Construction Bank

US COUNSEL	WEBSITE	INDEPENDENT AUDITORS
K&L Gates LLP	www.namtai.com	Moore Stephens
Los Angeles, California, USA		Hong Kong

NAM TAI ELECTRONICS, INC. ANNUAL MEETING TO BE HELD ON 06/10/11 AT 11:30 A.M. PDT
FOR HOLDERS AS OF 04/28/11                 * ISSUER CONFIRMATION COPY - INFO ONLY *

11 1-0001	THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.
629865205

DIRECTORS	è

DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES 1 - 01-MING KOWN KOO, 02-CHARLES CHU,03-PETER R. KELLOGG,04-WILLIAM LO, 05-MARK WASLEN	0010100

DIRECTORS
PROPOSAL(S)	RECOMMEND
2 *- RATIFICATION OF THE APPOINTMENT OF MOORE STEPHENS AS INDEPENDENT -->>> REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2011.	FOR --->>> 0010200

*NOTE* SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE
MEETING OR ANY ADJOURNMENT THEREOF.

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice.
-->>>
VIF11H

FOLD AND DETACH HERE
<——
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER
MEETING TO BE HELD ON 06/10/11 FOR NAM TAI ELECTRONICS, INC.
THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM     ** E **
2  -I -S
DIRECTORS
(MARK “X” FOR ONLY ONE BOX)

1	X	FOR ALL NOMINEES

	X	WITHHOLD ALL NOMINEES

	X	WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ______________________________________

	FOR	AGN	ABS
2	☐	☐	☐		PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN “X” IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK

SEE VOTING INSTRUCTION NO. 3 ON REVERSE

A/C:

629865205
è

					PLACE “X” HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING	X

51 MERCEDES WAY
EDGEWOOD NY 11717

NAM TAI ELECTRONICS, INC.
ATTN: MR. KEE WONG
UNIT 1201,12TH FLR, TOWER 1,LIPPO CEN
89 QUEENSWAY, ADMIRALTY, HONG KONG
CHINA

FOR
☐

<——
FOLD AND DETACH HERE

/ ___/__
SIGNATURE(S)	DATE PSG 12-10

VOTING INSTRUCTIONS
TO OUR CLIENTS:
WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.
FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.
FOR MARGIN ACCOUNTS, IN THE EVENT YOUR SECURITIES HAVE BEEN LOANED OVER RECORD DATE, THE NUMBER OF SECURITIES WE VOTE ON YOUR BEHALF HAS BEEN OR CAN BE ADJUSTED DOWNWARD.
PLEASE NOTE THAT UNDER A RULE AMENDMENT ADOPTED BY THE NEW YORK STOCK EXCHANGE FOR SHAREHOLDER MEETINGS HELD ON OR AFTER JANUARY 1, 2010, BROKERS ARE NO LONGER ALLOWED TO VOTE SECURITIES HELD IN THEIR CLIENTS’ ACCOUNTS ON UNCONTESTED ELECTIONS OF DIRECTORS UNLESS THE CLIENT HAS PROVIDED VOTING INSTRUCTIONS (IT WILL CONTINUE TO BE THE CASE THAT BROKERS CANNOT VOTE THEIR CLIENTS’ SECURITIES IN CONTESTED DIRECTOR ELECTIONS). CONSEQUENTLY, IF YOU WANT US TO VOTE YOUR SECURITIES ON YOUR BEHALF ON THE ELECTION OF DIRECTORS, YOU MUST PROVIDE VOTING INSTRUCTIONS TO US. VOTING ON MATTERS PRESENTED AT SHAREHOLDER MEETINGS, PARTICULARLY THE ELECTION OF DIRECTORS IS THE PRIMARY METHOD FOR SHAREHOLDERS TO INFLUENCE THE DIRECTION TAKEN BY A PUBLICLY-TRADED COMPANY. WE URGE YOU TO PARTICIPATE IN THE ELECTION BY RETURNING THE ENCLOSED VOTING INSTRUCTION FORM TO US WITH INSTRUCTIONS AS TO HOW TO VOTE YOUR SECURITIES IN THIS ELECTION.
IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE OR ON THE FIFTEENTH DAY, IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE,
AND ONE OR MORE OF THE MATTERS BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON ANY MATTERS DEEMED TO BE ROUTINE. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.
THE FOLLOWING INSTRUCTIONS PROVIDE SPECIFICS REGARDING THE MEETING FOR WHICH THIS VOTING FORM APPLIES.
INSTRUCTION 1
ALL PROPOSALS FOR THIS MEETING ARE CONSIDERED “ROUTINE”. WE WILL VOTE IN OUR DISCRETION ON ALL PROPOSALS, IF YOUR INSTRUCTIONS ARE NOT RECEIVED.
IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.
INSTRUCTION 2
IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING ON ONE OR MORE MATTERS BEFORE THE MEETING. IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.
IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.
INSTRUCTION 3
IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.
INSTRUCTION 4
WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING
MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED. ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS OF YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTERS(S) TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.
**IF YOU HOLD YOUR SECURITIES THROUGH A CANADIAN BROKER OR BANK, PLEASE BE ADVISED THAT YOU ARE RECEIVING THE VOTING INSTRUCTION FORM AND MEETING MATERIALS, AT THE DIRECTION OF THE ISSUER. EVEN IF YOU HAVE DECLINED TO RECEIVE SECURITY- HOLDER MATERIALS, A REPORTING ISSUER IS REQUIRED TO DELIVER THESE MATERIALS TO YOU. IF YOU HAVE ADVISED YOUR INTERMEDIARY THAT YOU OBJECT TO THE DISCLOSURE OF YOUR BENEFICIAL OWNERSHIP INFORMATION TO THE REPORTING ISSUER, IT IS OUR RESPONSIBILITY TO DELIVER THESE MATERIALS TO YOU ON BEHALF OF THE REPORTING ISSUER.
THESE MATERIALS ARE BEING SENT AT NO COST TO YOU.

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY
NAM TAI ELECTRONICS, INC.
ANNUAL MEETING OF SHAREHOLDERS —
JUNE 10, 2011
This Proxy is Being Solicited on Behalf of
the Board of Directors of the Company
   The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my (our) name on its books on April 23, 2011 at the Annual Meeting of Shareholders to be held 11:30 a.m. Pacific Daylight Time on Friday, June 10, 2011, at 11:30 a.m. at the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, and at any adjournment thereof.

Please be sure to date and sign this proxy card in the box below.	Date

Sign above	Co-holder (if any) sign above

		With-	For All
	For	hold	Except
1. The election as directors of the Company of five (5) persons listed:	☐	☐	☐
Nominees:

(01) Ming Kown Koo	(02) Charles Chu	(03) Peter R. Kellogg
(04) William Lo	(05) Mark Waslen
INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

	For	Against	Abstain
2. Ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2011.	☐	☐	☐
     (The Board of Directors recommends a vote FOR Items 1 and 2.)
     In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.
     (Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

     IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR, AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

Detach above card, sign, date and mail in postage paid envelope provided.

NAM TAI ELECTRONICS, INC.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY
IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

5421

REVOCABLE PROXY
NAM TAI ELECTRONICS, INC.
ANNUAL MEETING OF SHAREHOLDERS
JUNE 10, 2011
THIS PROXY IS BEING SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF THE COMPANY
     The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my (our) name on its books on April 23, 2011 at the Annual Meeting of Shareholders to be held 11:30 a.m. Pacific Daylight Time on Friday, June 10, 2011, at 11:30 a.m. at the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, and at any adjournment thereof.
PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED
POSTAGE-PAID ENVELOPE OR PROVIDE YOUR INSTRUCTIONS TO VOTE VIA
THE INTERNET OR BY TELEPHONE.
(Continued, and to be marked, dated and signed, on the other side)

FOLD AND DETACH HERE

NAM TAI ELECTRONICS, INC. – ANNUAL MEETING, JUNE 10, 2011
YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:
1.	Call toll free 1-866-246-8473 on a Touch-Tone Phone. There is NO CHARGE to you for this call.
or
2.	Via the Internet at https://www.proxyvotenow.com/nte and follow the instructions.
or
3.	Mark, sign and date your proxy card and return it promptly in the enclosed envelope.
PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS
5421

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY NAM TAI ELECTRONICS, INC.	ANNUAL MEETING OF SHAREHOLDERS JUNE 10, 2011

		With-	For All
	For	hold	Except
1. The election as directors of the Company of five (5) persons listed:	☐	☐	☐
Nominees:

(01) Ming Kown Koo	(02) Charles Chu	(03) Peter R. Kellogg
(04) William Lo	(05) Mark Waslen
INSTRUCTION: To withhold authority to vote for any nominee(s), mark “For All Except” and write that nominee(s’) name(s) or number(s) in the space provided below.

Please be sure to date and sign this proxy card in the box below.	Date

Sign above	Co-holder (if any) sign above

	For	Against	Abstain
2. Ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2011.	☐	☐	☐
(The Board of Directors recommends a vote FOR Items 1 and 2.)
In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.

Mark here if you plan to attend the meeting	☐

Mark here for address change and note change	☐

     (Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)
     IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR, AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

IF YOU WISH TO PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR INTERNET, PLEASE READ THE INSTRUCTIONS BELOW

FOLD AND DETACH HERE IF YOU ARE VOTING BY MAIL
PROXY VOTING INSTRUCTIONS
Shareholders of record have three ways to vote:
1.	By Mail; or

2.	By Telephone (using a Touch-Tone Phone); or

3.	By Internet.
A telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned this proxy. Please note telephone and Internet votes must be cast prior to 3 a.m., Eastern Daylight Time, June 10, 2011. It is not necessary to return this proxy if you vote by telephone or Internet.

Vote by Telephone	Vote by Internet
Cal Toll-Free on a Touch-Tone Phone anytime prior to	anytime prior to
3 a.m., Eastern Daylight Time, June 10, 2011:	3 a.m., Eastern Daylight Time, June 10, 2011 go to
1-866-246-8473	https://www.proxyvotenow.com/nte
Please note that the last vote received, whether by telephone, Internet or by mail, will be the vote counted.

Your vote is important!

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date May 9, 2011	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer